100 Overlook Center, 2nd FL Princeton NJ 08540 T: 609.498.7029

June 22, 2012

Via EDGAR

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Attention:	Rufus Decker Accounting Branch Chief

Re:	Carbonics Capital Corporation

Form 10-Q for Period Ended March 31, 2012

Filed May 21, 2012

File #0-28887

Dear Mr. Decker:

Reference is made to your letter dated June 7, 2012 requesting that we file an amendment to our Form 10-Q, for the period ended March 31, 2012 that was filed by Carbonics on May 21, 2012 (“10-Q”), to disclose our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the 10-Q.

Please be advised that an amendment to our 10-Q, which adds the requested disclosure, was filed on June 19, 2012 on EDGAR. Also, we note that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours

CARBONICS CAPITAL CORPORATION

By:   /s/ Stephen J. Schoepfer

Stephen J. Schoepfer

Chief Executive Officer